1(212) 318-6053

keithpisani@paulhastings.com

October 27, 2021

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Margaret Schwartz

Re:    TPCO Holding Corp.

Amendment No. 2 to Registration Statement on Form 10-12G

Filed October 8, 2021

File No. 000-56348

Ladies and Gentlemen:

On behalf of TPCO Holding Corp. (the “Company”), we are transmitting for filing one copy of the Amendment No. 3 (the “Amendment”) to the above-referenced registration statement on Form 10 marked to show the changes made to Amendment No. 2 to the above-referenced registration statement on Form 10 (the “Amendment No. 2”) filed with the Securities and Exchange Commission (the “Commission”) on October 8, 2021.

This Amendment is being filed in response to comments with respect to Amendment No. 2 received from the staff of the Commission (the “Staff”) by letter dated October 20, 2021. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Amendment. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the Amendment.

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October 27, 2021

Amendment No. 2 to Registration Statement on Form 10-12G

Business

Description of Business, page 14

1.

We note your response to our prior comment number 6. Please revise this section to describe the portion of your revenue that is attributable to wholesale and direct-to- consumer sales, respectively. Please also revise to briefly state your operating results in recent periods, including losses.

The Company has revised the disclosure on page 15 in response to the Staff’s comment.

Competitive Conditions, page 21

2.

We note your response to our prior comment number 10, and your statement on page 21 that, based on your review of public filings and your knowledge of the market, you believe you have the largest cash position of any single-state operator focused on the California market. Please revise to state the comparable companies and the meaning of largest cash position. If you are referring to cash and cash equivalents, please revise to also state your debt outstanding and whether this was factored into your analysis.

The Company has revised the disclosure on page 21 to delete the referenced language in response to the Staff’s comment.

Financial Information

The Parent Company – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Second Quarter Highlights, page 84

3.

On page 88 you state that your Sacramento distribution hub acquisition “will service an additional 2.4 million residents of the greater Sacramento area.” Please revise to clarify whether this statement, and similar statements throughout the registration statement, are citing what you believe to be the market for your products in a given area or the entire population of a given area.

The Company has clarified the disclosure in two places on page 88 in response to the Staff’s comment. The Company respectfully advises the Staff that it does not believe there are similar statements in the Amendment that require clarification.

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October 27, 2021

Caliva – Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 106

4.

We note your response to our prior comment number 16, and your deletions of “industry leading” with respect to SISU. Please revise page F-142 to conform to your deletions elsewhere. Additionally, on page 15 you state “[u]pon completion, the acquisition of Coastal will increase the Company’s current California retail store and delivery depot footprints to eleven and six, respectively, and position the Company with the second largest operating retail dispensary and delivery hub in California...,” and on page 84 you refer to yourself as “one of the largest vertically integrated cannabis companies in California.” Please revise to provide support for these statements.

The Company has revised the disclosure on pages 15, 84 and F-142 to delete or revise the referenced language in response to the Staff’s comment.

Interim Condensed Consolidated Financial Statements

Notes to the Interim Condensed Consolidated Financial Statements

3. Business Combinations, page F-11

5.

Please tell us your consideration of ASC 805-10-55-12 and the basis of your conclusion that the Company (fka Subversive Capital Acquisition Corp) is the accounting acquirer upon the completion of qualifying transaction in January 2021.

The Company has provided the following response to the Staff’s comment:

The Company’s completion of its Qualifying Transaction brought together Caliva, LCV, OGE and SISU into one single consolidated business. Because Caliva, LCV and SISU were operating businesses prior to the Qualifying Transaction, multiple business combinations occurred. The Company identified SCAC (as defined below) as the acquirer for accounting purposes.

Upon completion of the Qualifying Transaction, the Company changed its name from Subversive Capital Acquisition Corp (“SCAC”) to TPCO Holding Corp. (“TPCO”). The term SCAC is sometimes used to refer to the Company before the Qualifying Transaction, and the term TPCO is sometimes used to refer to the Company after the Qualifying Transaction.

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October 27, 2021

The Company has considered ASC 850-10-55-12 in its analysis and concluded that SCAC is the acquirer. In the analysis, management focused on determining which of SCAC or Caliva is the accounting acquirer, as LCV and SISU are comparatively much smaller businesses and their shareholders represent a very small minority of the resulting shareholding group.

ASC 850-10-55-12 states that the acquirer usually is the entity that issues its equity interests. In the case of the Qualifying Transaction, SCAC is the entity that issued new equity interests, whereas the shareholders of the Caliva sold their current ownership interests to the Company. The Company has considered the factors in ASC 850-10-55-12 in its analysis and conclusion that SCAC is the accounting acquirer as follows:

ASC 850-10-55-12:

In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Subtopic 805-40 provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

a)

The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Each Common Share is associated with one voting right. The following table presents the relative percentages of voting Common Shares held by the former SCAC shareholders (the “SCAC Shareholder Group”) and the former Caliva shareholders (the “Caliva Shareholder Group”) immediately after the Qualifying Transaction in each of the scenarios set forth below.

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October 27, 2021

Shareholder Group	Attributing PIPE Shares to SCAC Shareholder Group[1]		Attributing PIPE Shares to Neither the SCAC Nor Caliva Shareholder Groups[2]
	Basic	Fully Diluted[3]	Basic	Fully Diluted[3]
SCAC Shareholder Group	53.2%	65.2%	46.8%	60.5%
Caliva Shareholder Group	28.0%	21.1%	28.0%	21.1%

As noted in the table above, when attributing the PIPE Shares to the SCAC Shareholder Group, the SCAC Shareholder Group held a majority of the Common Shares (53.2%) in the Company immediately following the Qualifying Transaction. While management is aware that there is the view that PIPE Shares should be included in the operating company’s former shareholder group, in this case, management believes it is more appropriate to include the PIPE Shares in the SCAC Shareholder Group. This is because the PIPE investors were not investing in any particular operating company/target, but rather were investing in the consolidated entity post-combination, which consisted of multiple operating companies. However, for completeness, management has considered whether the conclusion would be impacted by removing the PIPE Shares from the SCAC Shareholder Group. As noted in the table above, this resulted in the SCAC Shareholder Group holding 46.8% of the Common Shares of TPCO immediately following the Qualifying Transaction. While this percentage is just shy of a majority, it represented the largest single block of shareholders upon the completion of the Qualifying Transaction.

Potential voting interests

Immediately following the Qualifying Transaction, former SCAC shareholders also held Warrants to purchase additional voting Common Shares at an exercise price of US$11.50 per share. The Warrants held by former SCAC shareholders are exercisable between 65 days and five years following the completion of the Qualifying Transaction. Such Warrants represent potential voting rights.

[1]	Attributes all PIPE Shares to the SCAC Shareholder Group.
[2]

Attributes all PIPE Shares to persons other than the SCAC Shareholder Group and Caliva Shareholder Group. Although some of the PIPE investors were former SCAC and former Caliva shareholders, they do not materially impact these percentages. If the full PIPE was allocated to the Caliva Shareholder Group, the Caliva Shareholder Group’s basic percentage of voting rights would be 34.4%, and fully diluted would be 25.0%, neither of which results in higher percentages than the SCAC Shareholder Group.

[3]

Includes the potential voting rights that existed immediately following the Qualifying Transaction, consisting of replacement stock options issued in the Qualifying Transaction and Warrants and assumes the Warrants were not sold by members of the SCAC Shareholder Group.

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October 27, 2021

ASC 810 does not specifically address how potential voting rights should be considered, and as a general principle, the assessment of control of a legal entity that is not a VIE should be made on the basis of existing voting interests owned as opposed to contingent actions or events that must occur before a controlling financial interest is obtained (e.g., exercising a call option or purchasing additional voting interests). Potential voting rights would not typically affect the determination of whether a controlling financial interest is present; however potential voting rights may reflect substantive control over a legal entity if a reporting entity can obtain additional voting interests at little or no economic cost. If considered, the Warrants held by SCAC Shareholder Group could have resulted in the SCAC Shareholder Group holding up to 65.2% and up to 60.5% of voting and potential voting rights on a fully diluted basis when attributing the PIPE Shares to the SCAC Shareholder Group and when attributing the PIPE Shares to neither the SCAC nor Caliva shareholder groups, respectively. However, when attributing the PIPE Shares to the SCAC Shareholder Group, the SCAC Shareholder Group would have held a majority of the Common Shares immediately following the Qualifying Transaction, even without considering the Warrants.

When attributing the PIPE Shares to the SCAC Shareholder Group as determined to be appropriate by management, the SCAC Shareholder Group held a 53.2% of the voting rights immediately following the Qualifying Transaction. When not attributing the PIPE Shares to the SCAC Shareholder Group, the SCAC Shareholder Group held at least 46.8% of outstanding Common Shares post Qualifying Transaction, which constituted the largest voting block. The SCAC Shareholder Group retains the largest portion of the voting rights in the combined Company whether viewed on a basic or fully diluted basis.

b)

The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

Immediately following the Qualifying Transaction, the Common Shares were widely held with no individual shareholder owning more than 10% of the Common Shares. Considering shareholder groups (i.e., organized groups of owners) results in at least 46.8% of outstanding Common Shares immediately following the Qualifying Transaction being held by the SCAC Shareholder Group as discussed above.

c)

The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

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October 27, 2021

Under applicable law and the Company’s governing documents, certain corporate actions not requiring shareholder approval may require approval of the board of directors of the Company (the “Board”). Thus, decision-making rights are also reflected by the number of seats held on the Board. Per the Company’s Articles (the “Articles”), shareholders of the Company entitled to vote at each annual general meeting of the Company must elect a board of directors consisting of the number of directors set from time to time under the Articles. This would typically follow the voting rights held by the shareholders, and, as noted above, when attributing the PIPE Shares to the SCAC Shareholder Group, the SCAC Shareholder Group held a majority of the Common Shares immediately following the Qualifying Transaction. However, the following contractual terms were also agreed to as part of the Qualifying Transaction in relation to the Board and should be assessed in connection with the determination of the accounting acquirer:

Nomination Rights Agreement

As the significant shareholders of the post-combination entity, SCAC, Caliva and the Sponsor executed a Nomination Rights Agreement that was effective upon closing of the Qualifying Transaction (the “Nomination Rights Agreement”). The initial (post Qualifying Transaction) Board consisted of three designees of Caliva (43%), two designees by the Sponsor (28.5%) and two designees mutually agreed upon by Caliva and the Sponsor (28.5%).

Furthermore, immediately following the closing of the Qulifying Transaction, GRHP Management, LLC (the representative for the former Caliva shareholders) (“GRHP”) and the other parties named below had the following nomination rights with respect to the Board during the three years after the closing of the Qualifying Transaction:

a)

prior to a CEO being appointed to the Board, the Board will consist of seven directors nominated as follows: three nominated by GRHP (43%); two nominated by the Sponsor (28.5%); two nominees mutually agreed upon by GRHP and the Sponsor (28.5%); and

b)

after a CEO is appointed to the Board, the Board will be increased to nine directors nominated as follows: four by GRHP (44.5%); two by Sponsor (22.25%); two mutually by GRHP and Sponsor (22.25%); the new CEO (11%).

This three-year nomination period aligns with the three-year performance period for the contingent consideration in the agreements pursuant to which the Company acquired Caliva and LCV. If a candidate fails to be elected, the party who nominated that candidate has the right to nominate another candidate to be voted upon until there is a candidate that is satisfactory to the shareholders.

Matters for the Board are decided by a vote of a majority of directors, and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote. Per the Articles, in order

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to remove a director before the end of his or her term, a special resolution of shareholders is required. Special resolutions of shareholders require two-thirds of the votes cast with all classes of voting shares treated as a single class. The SCAC Shareholder Group collectively held 46.8% of the voting rights following the Qualifying Transaction (even without attributing the PIPE Shares to the SCAC Shareholder Group) and up to 53.2% when attributing the PIPE Shares to the SCAC Shareholder Group, which means that, immediately following the Qualifying Transaction, the SCAC Shareholder Group may or may not have been able to unilaterally remove any of the directors nominated by the Caliva Shareholder Group, depending upon the number of shareholders that cast votes on a special resolution to remove such a director. Given that far fewer than 100% of shareholders typically vote at meetings of shareholders, it is quite likely that a block of 46.8% of the Common Shares would be able to approve any proposal put before the Company’s shareholders.

However, ASC 810-10-25-6 is clear that “participation means the ability to block actions proposed by the investor that has a majority voting interest or the general partner […] Participation does not mean the ability of the non-controlling shareholder or limited partner to initiate actions”. There are no rights that provide non-controlling Caliva Shareholder Group the right to block decisions made by the SCAC Shareholder Group as the majority/largest stockholder of TPCO.

The structure of the Nomination Rights Agreement resulted in neither the Caliva Shareholder Group nor the SCAC Shareholder Group being able to nominate a majority of the Board. While the Caliva Shareholder Group has significant influence over the nominees for election to the Board, such nominees have to be elected to Board by the Company’s shareholders, and management of the Company determined that the SCAC Shareholder Group had a majority of the voting interests immediately following the Qualifying Transaction. In addition, the non-controlling Caliva Shareholder Group could not, immediately following the Qualifying Transaction, block actions proposed and voted upon by the majority shareholders, which management of SCAC determined to be the SCAC Shareholder Group.

d)	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

Senior management of the Company after the consummation of the Qualifying Transaction consists of a mix of people from the acquired operating companies (Caliva, LCV and SISU) with Steve Allan (former CFO of Caliva) initially serving as CEO after the Qualifying Transaction until Troy Datcher was appointed as CEO in September 2021.

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October 27, 2021

e)

The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

The value of Caliva was determined using a revenue multiple. The number of shares issued by the Company in the Qualifying Transaction was based on its $10 IPO share price (no premium was attributed to SCAC shares as the Company was a shell until the time of the Qualifying Transaction). A premium was paid for Caliva, which indicates that SCAC is the acquirer.

Overall conclusion: Management has considered, amongst others, the guidance in ASC 805-10-55-12 in assessing who the acquirer is in the Qualifying Transaction. Based on management’s analysis, management has concluded that SCAC is the acquirer. This is based on the following:

•	SCAC is the entity that issued new equity interests, whereas the shareholders of the Caliva sold their current ownership interests to the Company.

•

the SCAC Shareholder Group owned the majority (53.2%) of voting Common Shares immediately following the Qualifying Transaction when attributing the PIPE Shares to the SCAC Shareholder Group, which management has determined is appropriate and, even without attributing the PIPE Shares to the SCAC Shareholder Group, the SCAC Shareholder Group owned the largest block of voting Common Shares (at least 46.8%) of any TPCO shareholder.

•	SCAC paid a premium for the shares of Caliva—whereas no premium was attributed to the SCAC shares that were issued as consideration for the acquisition of Caliva.

In addition, management notes the following additional facts:

•	the transaction was initiated by SCAC (after evaluating over 100 targets);

•	SCAC was larger in relative size based on assets ($608M vs. $101M)

4(m) Revenue Recognition, page F-18

6.

We note your response to comment 22. Please tell us whether the deferred revenue related to your Loyalty Program was material as of June 30, 2021. If so, please disclose such balance as required by ASC 606-10-50-8.

The Company respectfully advises that the deferred revenue related to its Loyalty Program was not material as of June 30, 2021.

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October 27, 2021

Exhibits

7.

We note your response to our prior comment number 19 and your Articles filed as Exhibit 3.2. Please revise Article 26 of your Articles to clearly state that the Articles do not limit the ability of investors to bring direct actions outside of British Columbia, Canada, including those arising under the Exchange Act and the Securities Act, consistent with your disclosure on page 154. Alternately, please provide reasonable assurance that you will make future investors aware of the provision’s limited applicability by including such disclosure in your future Exchange Act reports.

The Company respectfully advises the Staff that it cannot amend its Articles without a vote of its shareholders. However, the Company will provide the requested disclosure in the description of it securities required to be included in its Form 10-K by Item 601(b)(4)(vi) of Regulation S-K and anywhere else in its Exchange Act reports where disclosure of the forum selection provision of the Articles is provided.

8.

We note your response to our prior comment number 3. Given the amount of consideration involved with the Brand Strategy Agreement and Roc Binding Heads of Terms, including stock compensation, and the emphasis placed on these agreements in the registration statement, including as a strategic business arrangement, please provide a more detailed legal analysis supporting your response that these agreements were entered in the ordinary course and not subject to Item 601(b)(10)(i)(A) of Regulation S-K. Alternatively, please file these agreements as exhibits to your registration statement.

Item 601(b)(10)(ii) of Regulation S-K provides “if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business . . . .” The Company respectfully submits that the Brand Strategy Agreement and Roc Binding Heads of Terms (collectively, the “Agreements”) are the kinds of contract that ordinarily accompany the kind of business conducted by the Company and are part of the Company’s marketing strategy. Almost every business enters into marketing agreements of one form or another in the ordinary course of its business, and celebrity partnerships are particularly common in the cannabis industry.

The Company notes that, as disclosed under the heading “Brands” on page 16 of the Amendment it has agreements with other celebrities, such as Mickey Hart of the Grateful Dead and Carlos Santana. In addition, up until April 2021, the Company had a licensing agreement with the estate of Bob Marley. While the scope and dollar amounts involved with

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respect to the agreements with Mickey Hart, Carlos Santana and the estate of Bob Marley are (or were) not on the same scale as the Agreements, those agreements were entered into for marketing purposes, just like the Agreements. In addition, many other companies, such as Nike and countless other companies, routinely use celebrities as part of their marketing campaigns without filing those agreements under Item 601(b)(10). It has been reported that Nike paid Rory McIlroy $200 million for a ten-year deal in 2013 and that Nike has paid Michael Jordan an estimated $1.3 billion during the course of their relationship. We do not find these agreements filed under Item 601(b)(10) of Regulation S-K. Furthermore, the Company notes that Canopy Growth Corporation has reportedly entered into contracts with Drake, Snoop Dogg, Seth Rogen and Martha Stewart, and we do not find those agreements filed pursuant to Item 601(b)(10) of Regulation S-K. Canopy Growth Corporation is a relevant peer to consider given it is also an SEC registrant operating within the cannabis industry.

While the Agreements involve a significant amount of money/stock, the Company notes that a significant portion of the payments are made over time (three years in the case of the Roc Binding Heads of Terms and eight years in the case of the Brand Strategy Agreement). As noted in the Company’s response to prior comment number 3, the Company is not substantially dependent upon the Agreements. If, for some reason the Agreements were terminated early, the Company could enter into alternative marketing arrangements, which might or might not involve a celebrity or a company, like Roc Nation, with access to celebrities. The Company respectfully submits that these are ordinary course marketing arrangements, which are similar to agreements made by many other companies. As an ordinary course marketing activity, the Company periodically evaluates additional celebrity or media partnerships from time to time. Accordingly, the Company continues to believe that the Agreements are not required to be filed pursuant to Item 601(b)(10)(i)(A). Furthermore, the Company respectfully submits that its reference to the Agreements as “strategic business arrangements” does not change the Company’s determination that these are marketing agreements that ordinarily accompany the kind of business conducted by the Company.

*    *    *

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If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6053 or Barry A. Brooks at (212) 318-6077.

We thank the Staff in advance for its assistance.

Sincerely,

/s/ Keith Pisani

Keith D. Pisani for PAUL HASTINGS LLP

Enclosures